Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Paway Inc.
4501 Cezanne Ave
Woodland Hills, CA 91364
https://www.paway.com/

Up to $999,998.88 in Common Stock at $1.74
Minimum Target Amount: $10,001.52

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Paway Inc.
Address: 4501 Cezanne Ave, Woodland Hills, CA 91364
State of Incorporation: DE
Date Incorporated: May 28, 2020

Terms:

Equity

Offering Minimum: $10,001.52 | 5,748 shares of Common Stock
Offering Maximum: $999,998.88 | 574,712 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.74
Minimum Investment Amount (per investor): $100.92

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Company Perks

Time-Based:

Friends and Family Early Birds

Invest within the week and receive a 20% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive a 15% bonus shares.

Amount-Based:

$500+

Paw Pals

Lifetime access to the Paway Puppy Club (early access to new features & perks including partner discounts and specialty badges) + The item that every investor covets the Paway Hat (redeemable $20 gift card).

$1,000+

Paw Pals Plus

Lifetime access to the Paway Puppy Club + $30 gift card to purchase Paway Swag

$2,500+

Paw Pals Premium

Lifetime access to the Paway Puppy Club + $50 gift card to purchase Paway Swag

$5,000+

Paw Pals Gold

Custom Paway Graphic of you and your dog, $50 gift card to purchase Paway Swag & lifetime access to the Paway Puppy Club

$10,000+

Paw Pals Platinum

Custom Paway Graphic of you and your dog, $100 gift card to purchase Paway Swag & lifetime access to the Paway Puppy Club + 5% bonus shares

$25,000+ -

Paw Pals Diamond

Private meeting with CEO, custom Paway Graphic of you and your dog, lifetime access to the Paway Puppy Club + $200 gift card to purchase Paway Swag + 5% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Paway will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 1.74 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $174. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Paway Inc. ("Paway" or the "Company") is a pre-revenue C-corporation organized under the laws of the state of Delaware that provides a software solution for pet care providers like dog walkers, pet sitters, trainers and groomers to manage and grow their business that connects with our community of pet parents who use our free app to connect with other dog owners and track their dog's health.

The Company's business model consists of three separate revenue streams: the first is monthly subscription revenue paid by pet care professionals for our software, the second is ad revenue by running ads on the network and the third is collecting fees for matching pet parents with service providers in our marketplace we are focused on Gen-Z/Millenial dog owners and small pet care businesses.

Our products are used across 120 countries and we have 23,000 pet parents and 3,000 pet care providers currently using the product. The Company was founded by former Wag executives who raised over $400M from private equity and have deep industry knowledge. Paway has a unique distribution method that leverages service providers to distribute the product as part of their business CRM.

Paway offers a community to pet parents that taps into consumer demand. The Company was granted an international trademark to Paway, and filed with the USPTO on February 2, 2021. In addition to this, Paway has other IP that it has developed including trade secrets.

Competitors and Industry

The global pet care industry is currently estimated at $232.3B and is projected to grow at a rate of 6.1% and is predicted to reach $350.2B in revenue by 2027.*

*Source: https://www.gminsights.com/industry-analysis/pet-care-market

Seventy percent of U.S. households, or about 90.5 million families, own a pet, according to the 2021-2022 National Pet Owners Survey conducted by the American Pet Products Association (APPA). This is up from 56 percent of U.S. households in 1988, the first year the survey was conducted, and 67 percent in 2019.**

** Source: https://www.iii.org/fact-statistic/facts-statistics-pet-ownership-and-insurance#:~:text=Seventy%20percent%20of%20U.S.%20households,and%2067%20percent%20in%202019

Paway has several major competitors in the pet care market. Some of the top competitors in our industry include: Wag, Rover.com, Care.com, and Thumbtack.

Rover.com is the industry leader and the Company's primary competition in the pet care industry. Wag also owns a significant market share and is mostly focused on dog walking services and on-demand pet care. Time to Pet, Petzbe, and Barkly are direct competitors of similar size and development. Rover.com & Wag are currently valued at $1B & $350M respectively.* Despite the present competitive landscape, Paway stands out in the pet care industry because we have viral growth in 120 countries, we are focused on building community, and offer a vertically integrated pet care solution.

* Source: https://www.geekwire.com/2021/pet-sitting-marketplace-rover-grabs-bone-valued-1-3-billion-latest-spac-deal/

* Source: https://www.reuters.com/legal/transactional/pet-care-company-wag-labs-go-public-via-350-mln-spac-deal-2022-02-03/

Current Stage and Roadmap

The Company's products and services are currently on the market but we are subsidizing sales to grow our network.

The Company's efforts for the next few years will be focused on expanding market share, launching new products, growing our distribution network, research and development for our future products, etc.

We have several new products planned over the next 18 months, including: integrating more service providers (pet sitters, groomers, trainers..etc), launching a custom ad network with pet products only, and enhancing our network with (followers, stories and chat) and deploying smart iot collars.

The Team

Officers and Directors

Name: Jason Meltzer

Jason Meltzer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer ("CEO")
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Manage all employees, contractors and advisors. Oversee product development, marketing, PR, hiring, investor relations and budgets. Meltzer receives an annual salary of $60,000 and has 4,000,001 shares vesting over 4 years.

- **Position:** President, Secretary, Treasurer & Board Member
  Dates of Service: June 01, 2020 - Present
  Responsibilities: President, Secretary, Treasurer & Board Member

Other business experience in the past three years:

- **Employer:** Skoot.TV
  Title: Founder and CEO

Dates of Service: July 01, 2019 - April 01, 2020
Responsibilities: Manage all employees, contractors and advisors. Oversee product development, marketing, PR, hiring, investor relations and budgets.

Other business experience in the past three years:

- **Employer:** Wag Labs Inc.
  Title: Founder, Chief Dog Officer and General Manager
  Dates of Service: September 01, 2014 - May 01, 2019
  Responsibilities: Launching new markets, led operations & logistics, responsible for supply chain management, managed customer service department, business development, partnerships, PR, head of walker community relations and cross department communications.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some

assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on pet care, providing a platform for pet care. Our revenues are therefore dependent upon the market for pet care.

We may never have an operational product or service
It is possible that there may never be an operational Paway SaaS or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Paway SaaS. Delays or cost overruns in the development of our Paway SaaS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, inability to hire the people, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Paway was formed in June 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Paway has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Paway is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Paway Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Paway Inc. could harm our reputation and materially negatively impact our financial condition and business.

Poor customer service
Paway has yet to develop a team dedicated to customer service issues. We currently receive a manageable amount of inbound customer comments but as we scale we will need to invest more in customer service technology, FAQ's and representatives .

Poor economic conditions.
In very poor market conditions where job loss is high out of work pet parents take on additional service for their pets reducing how much they spend on pet care.

Liability
Caring for pets can be a dangerous job not only for the pet care professional but also for the pet in their care. It's possible that clients may seek damages for any harm caused to their pet while using Paway.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason David Meltzer	4,000,001	Common Stock	57.87%
Melvin Melih Tercan	1,499,911	Common Stock	21.7%

The Company's Securities

The Company has authorized Common Stock, Uncapped Safe, SAFE 2, and SAFE 3. As part of the Regulation Crowdfunding raise, the Company will be offering up to 574,712 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,911,676 outstanding.

Voting Rights

Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements). Please see voting rights of securities sold in this offering below." in the Description of Voting Rights section.

Material Rights

The total number of shares outstanding on a fully diluted basis, 6,911,676 shares, includes 5,499,912 shares of Common Stock and 1,411,764 shares of stock options, reserved but unissued.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Uncapped Safe

The security will convert into Preferred shares and the terms of the Uncapped Safe are outlined below:

Amount outstanding: $169,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Converts on issuing new convertible note, priced round or sale of the company.

Material Rights

1. Events

1.1. Equity Financing. If there is an Equity Financing before the expiration or termination of this SAFE, Paway will issue to Jamie Meltzer Mieth a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price (but not including any fractional shares). As a condition precedent to issuance, Jamie Meltzer Mieth will execute and deliver to Paway all transaction documents related to the Equity Financing; provided, that such documents are substantially the same as documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable.

1.2. Convertible Note Financing. If there is a Convertible Note Financing before expiration or termination of this SAFE, Paway will automatically issue to Jamie Meltzer Mieth a Convertible Note in the amount of the Purchase Amount, and with interest accrual beginning on the date of issuance, provided, that as a condition for exercising any of its rights thereunder, Jamie Meltzer Mieth will execute and deliver said Convertible Note to Paway.

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Jamie Meltzer Mieth will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Paway a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Jamie Meltzer Mieth fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by Paway's stockholders, Paway may instead arrange for Jamie Meltzer Mieth to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Jamie Meltzer Mieth had received the foregoing shares of Common Stock immediately before the Liquidity Event. In connection with Section 1.3(i), the Purchase Amount will be due and payable by Paway to Jamie Meltzer Mieth immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Jamie Meltzer Mieth and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of Paway's available funds (after settling all debts and obligations of Paway) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, Paway may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, Paway will pay an amount equal to the Purchase Amount, due and payable to Jamie Meltzer Mieth immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Paway to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Paway legally available for distribution to Jamie Meltzer Mieth and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by Paway's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Paway legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving Paway of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Jamie Meltzer Mieth, together with payment, or setting aside for payment, of any amounts due Jamie Meltzer Mieth,all pursuant to Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

SAFE 2

The security will convert into Preferred shares and the terms of the SAFE 2 are outlined below:

Amount outstanding: $300,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Issue convertible note, priced round or sale of the company.

Material Rights

1. Events

1.1. Equity Financing. If there is an Equity Financing before the expiration or termination of this SAFE, Paway will issue to Jason Miller a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price (but not including any fractional shares). As a condition precedent to issuance, Jason Miller will execute and deliver to Paway all transaction documents related to the Equity Financing; provided, that such documents are substantially the same as documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable.

1.2. Convertible Note Financing. If there is a Convertible Note Financing before expiration or termination of this SAFE, Paway will automatically issue to Jason Miller a Convertible Note in the amount of the Purchase Amount, and with interest accrual beginning on the date of issuance, provided, that as a condition for exercising any of its rights thereunder, Jason Miller will execute and deliver said Convertible Note to Paway.

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Jason Miller will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Paway a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Jason Miller fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by Paway's stockholders, Paway may instead arrange for Jason Miller to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Jason Miller had received the foregoing shares of Common Stock immediately before the Liquidity Event. In connection with Section 1.3(i), the Purchase Amount will be due and payable by Paway to Jason Miller immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Jason Miller and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of Paway's available funds (after settling all debts and obligations of Paway) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of

Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, Paway may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, Paway will pay an amount equal to the Purchase Amount, due and payable to Jason Miller immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Paway to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Paway legally available for distribution to Jason Miller and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by Paway's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Paway legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving Paway of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Jason Miller, together with payment, or setting aside for payment, of any amounts due Jason Miller, all pursuant to

Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

SAFE 3

The security will convert into Preferred shares and the terms of the SAFE 3 are outlined below:

Amount outstanding: $129,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Issuing convertible note, priced round or sale of the comapny

Material Rights

1. Events

1.1. Equity Financing. If there is an Equity Financing before the expiration or termination of this SAFE, Paway will issue to Jason Miller a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price (but not including any fractional shares). As a condition precedent to issuance, Jason Miller will execute and deliver to Paway all transaction documents related to the Equity Financing; provided, that such documents are substantially the same as documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable.

1.2. Convertible Note Financing. If there is a Convertible Note Financing before expiration or termination of this SAFE, Paway will automatically issue to Jason Miller a Convertible Note in the amount of the Purchase Amount, and with interest accrual beginning on the date of issuance, provided, that as a condition for exercising any of its rights thereunder, Jason Miller will execute and deliver said Convertible Note to Paway.

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Jason Miller will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Paway a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Jason Miller fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by Paway's stockholders, Paway may instead arrange for Jason Miller to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Jason Miller had received the foregoing shares of Common Stock immediately before the Liquidity Event. In connection with Section 1.3(i), the Purchase Amount will be due and payable by Paway to Jason Miller immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Jason Miller and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of Paway's available funds (after settling all debts and obligations of Paway) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, Paway may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, Paway will pay an amount equal to the Purchase Amount, due and payable to Jason Miller immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Paway to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Paway legally available for distribution to Jason Miller and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by Paway's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Paway legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving Paway of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Jason Miller, together with payment, or setting aside for payment, of any amounts due Jason Miller, all pursuant to Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $599,000.00
  Use of proceeds: Launch MVP on iOS & Android. Go to market paid marketing tests. Assemble core team and hire consultants
  Date: January 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $45.00
  Number of Securities Sold: 5,499,912
  Use of proceeds: Founding the company
  Date: May 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our

operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business for approximately 20 months without generating any revenue with $1,000,000 of fresh financing. Our current burn rate is $15,000/month but we expect this burn to increase to $50,000/month as we grow the team, increase ad spend, and scale the business to reach profitability.

Foreseeable major expenses based on projections:

We foresee that the three major expenses will include salaries (58%), marketing (29%), and operations (13%).

Future operational challenges:

Potential operational challenges include: managing cash flow, managing overhead, finding the right people, measuring/tracking performance, managing brand reputation, keeping an eye on the competition, managing customer relationships, dealing with uncertainties, dealing with security, and solving business challenges.

Future challenges related to capital resources:

Some future challenges we foresee may be not securing enough capital to hire/retain the right people and not enough capital to seed the market with ads is a future challenge we face with our capital resources.

Future milestones and events:

A future milestone that will significantly impact the company financially is securing seed capital of a minimum of $1M. We project $2M in sales once we reach 135,000 users. Potential to increase revenues significantly by offering a vertical SaaS deployment across all service sectors and by releasing our own ad network based on our user data to improve ad conversions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of $40,750 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations because these funds are required to support hiring efforts, operational costs, and marketing campaigns.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that

your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of $15,000 for expenses related to salary, operations & marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 27 years. This is based on a current monthly burn rate of $15,000 for expenses related to salaries, marketing and operations. Note we will be increasing our burn rate upon completion of a successful financing round.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- **Creditor:** Uncapped Safe
  Amount Owed: $169,000.00
  Interest Rate: 0.0%
  20% discount

- **Creditor:** Safe 2
  Amount Owed: $300,500.00
  Interest Rate: 0.0%
  20% discount & $7M cap

- **Creditor:** Safe 3
  Amount Owed: $125,500.00
  Interest Rate: 0.0%
  20% discount & $10M Cap

Related Party Transactions

Valuation

Pre-Money Valuation: $12,026,316.24

Valuation Details:

Paway's founding and executive team have a proven track record in the category. The founding team previously founded Wag, a successful pet care marketplace that is expected to IPO on the NASDAQ via SPAC for an estimated value of $350,000,000.*

The Paway founder/CEO is a well-recognized expert in the category with a string of successes in the pet industry including founding Wag and acting as their first CEO, as well as Advisor for Basepaws recently acquired by Zoetis and others.

Paway has already secured more than $100,000 in investment which puts a $10M cap on the valuation.

Paway has already onboarded users from 120 countries while Wag is only in the US. Paway's unique business model allows the company to scale users at very low acquisition costs. This cohort of young pet owners is a very attractive target to advertisers.

As a comparison, a recent capital raise by Otto.pet, a new app for pet health, raised $1.8M in seed financing. *** Otto's team is directly out of college and they have a much smaller user base and their team is less experienced compared to Paway.

Furthermore, the pet category is exploding with services $9.B spent on services in 2021.***

* https://www.reuters.com/legal/transactional/pet-care-company-wag-labs-go-public-via-350-mln-spac-deal-2022-02-03/

**https://www.crunchbase.com/organization/ottopetshq/company_financials

***https://www.americanpetproducts.org/press_industrytrends.asp

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 6,911,676 shares, includes 5,499,912 shares of Common Stock and 1,411,764 shares of stock options, reserved but unissued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $599,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,001.52 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  57.0%
  Hiring additional software engineers and product development resources.

- *Marketing*
  26.0%
  We were successful at earning cheap user acquisition via social media ads on (facebook, instagram, tiktok), google universal ads and app store ads.

- *Operations*
  11.5%
  We need to maintain certain databases and other software to maintain the application.

If we raise the over allotment amount of $999,998.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  57.0%
  Hiring additional software engineers and product development resources.

- *Marketing*
  26.0%
  Running efficient social media ads on (facebook, Instagram, Tiktok and Snapchat), google universal ads and app store ads.

- *Operations*
  11.5%
  Maintain databases, fund required software tools and legal expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.paway.com/ (https://www.paway.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/paway

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Paway Inc.

[See attached]

PAWAY INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Paway Inc.
Woodland Hills, California

We have reviewed the accompanying financial statements of Paway Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 21, 2022
Los Angeles, California

PAWAY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	25,577	$	299,617
Total Current Assets		**25,577**		**299,617**
Total Assets	**$**	**25,577**	**$**	**299,617**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	6,227	$	1,104
Credit Cards		-		5,719
Other Current Liabilities		8,620		6,222
Total Current Liabilities		**14,847**		**13,044**
Simple Agreement for Future Equity (SAFEs)		509,500		419,500
Total Liabilities		**524,347**		**432,544**
STOCKHOLDERS EQUITY				
Common Stock		55		55
Additional Paid in Capital		25		25
Retained Earnings/(Accumulated Deficit)		(498,849)		(133,007)
Total Stockholders' Equity		**(498,769)**		**(132,927)**
Total Liabilities and Stockholders' Equity	**$**	**25,577**	**$**	**299,617**

See accompanying notes to financial statements.

PAWAY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	344,281	123,737
Sales and Marketing	22,804	10,200
Total operating expenses	367,085	133,937
Operating Income/(Loss)	(367,085)	(133,937)
Interest Expense	-	-
Other Loss/(Income)	(1,243)	(930)
Income/(Loss) before provision for income taxes	(365,842)	(133,007)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (365,842)**	**$ (133,007)**

See accompanying notes to financial statements.

PAWAY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date (May 26, 2020)					
Issuance of Stock	5,499,912	$ 55	$ 25		$ 80
Net income/(loss)				$ (133,007)	(133,007)
Balance—December 31, 2020	**5,499,912**	**55**	**25**	**$ (133,007)**	**$ (132,927)**
Net income/(loss)				(365,842)	(365,842)
Balance—December 31, 2021	**5,499,912**	**$ 55**	**$ 25**	**$ (498,849)**	**$ (498,769)**

See accompanying notes to financial statements.

PAWAY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(365,842)	$	(133,007)
Changes in operating assets and liabilities:				
Accounts Payable		5,123		1,104
Credit Cards		(5,719)		5,719
Other Current Liabilities		2,398		6,222
Net cash provided/(used) by operating activities		**(364,040)**		**(119,963)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		80
Borrowing on SAFEs		90,000		419,500
Net cash provided/(used) by financing activities		**90,000**		**419,580**
Change in Cash		(274,040)		299,617
Cash—beginning of year		299,617		-
Cash—end of year	**$**	**25,577**	**$**	**299,617**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Paway Inc. was incorporated on May 26, 2022, in the state of Delaware. The financial statements of Paway Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Woodland Hills, California.

Paway is the first-ever GPS-based social app for people who care about the overall health and wellness of their dogs. Dogs require lots of attention both physically and emotionally. The app tracks the dog's daily health activities including miles walked, feedings, water intake and medication. Users can see what pups they pass on the street and whether their dog can play or should stay away. Additionally, the app allows users to navigate through the streets at ease with notifications of any hazards, pinned dog parks and trails.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $49,617, respectively.

Income Taxes

Paway Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its dogs app services, which now can be download for free on iOS and Android devices

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $22,804 and $10,200, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Tax Payable	3,372	3,372
Tax Credit Advance	5,248	2,850
Total Other Current Liabilities	**$ 8,620**	**$ 6,222**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 5,499,912 shares have been issued and are outstanding.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - XV	Fiscal Year 2020	not set	20%	$ 169,000	$ 169,000
Safe XVI-XX	Fiscal Year 2020&2021	$ 7,000,000	80%	$ 255,500	$ 250,500
Safes XXI-XXVIII	Fiscal Year 2021	$ 10,000,000	80%	$ 85,000	
Total SAFE(s)				**$ 509,500**	**$ 419,500**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (109,021)	$ (37,915)
Valuation Allowance	109,021	37,915
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (146,936)	$ (37,915)
Valuation Allowance	146,936	37,915
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $492,413, and the Company had state net operating loss ("NOL") carryforwards of approximately $492,413. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 21, 2022, which is the date the financial statements were available to be issued.

January 7, 2022, the Company exercised its Right of Repurchase 2,500,088 unvested shares from one of its shareholders.

During 2022, the Company entered into Simple Agreements for Future Equity (SAFE's) in the amount of $86,500. The valuation CAP is set to $10,000,000 and has a discount rate of 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $367,085, an operating cash flow loss of $364,040, and liquid assets in cash of $25,577, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Paway

The Future of Pet Care


"Paway is a great idea!" -Kevin O'Leary
paway
Invest in the future of pet care

Website | Woodland Hills, CA | SOCIAL MEDIA

$0.00 raised

0 Investors	$12M Valuation
$1.74 Price per Share	$100.92 Min. Investment
	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe Paway is changing the way we care for our pets. Through a community-based app for dog owners and professionals alike, brought to you by the creators and veterans of Wag, Paway goes beyond dog walking. From finding the perfect groomer and park playdate to matching with your ideal pet sitter and vet, Paway is a go-to destination for complete comprehensive pet care. Steadily growing, Paway is pre-revenue but already has an expansive network of 25,000 users, making it easy to keep your pup's tail wagging.

Reasons to Invest

- Paway boasts a dream team of former Wag executives and growth experts with experience scaling companies to millions of users.
- The global pet care market is forecast to reach $358.62 billion by 2027 & the pet category has remained profitable through multiple economic downturns.
- Paway has 25,000 registered users and there are an estimated 78 million pet dogs in the United States, which means over 50% of US households are within our target market.

OVERVIEW

The community-based app for dog owners and pet professionals alike

Is your dog depressed? Ok, maybe not your dog specifically, but over 74% of pets are. Paway is working to reduce puppy pouts by building a better pet care community. Caring for your dog should be fun, not a constant source of stress, but demanding schedules make it hard to ensure your furry friend is getting enough attention.


We've made it our mission
to improve the lives of
pets & their owners
using technology

Our growing community of over 22,000 pet parents and 3,000 pet professionals are here to help your dog get the exercise, socialization, and attention they need.


Paway's community
3,000 pet professionals
22,000+
happy pets

THE PROBLEM

Dogs do not get enough attention

The first challenge is that basic care for your dog includes social time, physical activity, and making sure they aren't alone for extended periods of time. It can be hard to meet these needs between work, commutes, and other social commitments. Over 74% of dogs are depressed. The basic costs of owning a dog range from $1,500 to $9,000 annually and is projected to increase.

The challenges pet parents face

- Need help & don't know where to go
- Need more sources of pet care
- Pet care is pricey
- Have busy lives

The second challenge is that pet care professionals lack the basic tools to help them manage and grow their business. Pet care professionals need to earn more money but marketing is expensive and complicated. They need to be able to engage with dog owners in their own community.

The challenges pet care professionals face

- Pet businesses are difficult to manage
- Lack software tools to streamline their business
- Need access to find pet parents in need
- 3rd party apps take 40% commission

That's where Paway comes in. Our app connects pet owners with pet care professionals and other pet parents to create what we believe is the first ecosystem for your pet.

THE SOLUTION

An app to give dogs more attention

Paway allows pet parents to connect with their community, track their dog's health, wellness, and find vetted professionals who can give their pet the care they need.



Be a better pet parent
Neighborhood feed
Find local pet care
Dog profile

Paway also allows pet care professionals to grow their businesses in a way that previous pet-focused apps have not. With individual services and subscription options available, Paway is a one stop shop for grooming, walking, and other routine services pet parents need.



Simple software for pet care professionals
$126.82
Create & share profile
Manage schedule
Collect payment

Paway is not only great for dog owners, but it's great for pet pros as well. We don't take 40% commissions and use outdated technology that makes it hard for pet pros to find clients. We believe we've created the first connected network for pets that creates hyper-local connectivity and utilizes an algorithm that improves your network with each use.



For Pet Parents
Find pet care
Find playdates
Fun challenges & prizes
Food & medicine tracker
Discounts & perks
Find pet friendly places
Safety features
Exercise tracker
Lost dog support
All-in-one
Pet Care Ecosystem
What is Paway?
Get new clients
Client communications
Promote business
Cash advances
Manage Schedule
Payments & tips
GPS Tracking
For Pet Care Professionals

Paway's unique business model offers the potential for multiple revenue streams. Our initial streams of revenue are:

1. We collect monthly subscription revenue from pet care professionals.
2. Leverage pet & user data to run custom ads and affiliate marketing
3. Take a small finders fee for connecting pet parents & pet care professionals.

Having more than one revenue stream protects the business from potential economic or competitive risks.


Paway business model
Pet Professionals (monthly fee)
$20 Pro Plan - 50 services
$40 Premium Plan - 100 services
$20 Platinum Plan - 200 services
Advertisers
$20 cpm Banner ads
$14 cpm Full screen takeovers
Pet Parents
5% per order for pet services

THE MARKET

The Pet Care Industry is Booming!

Nearly 1 in 5 US households adopted a pet during the pandemic.


The global pet market is HUGE!
54%
of U.S. households own a dog
67%
pet adoption increase since the pandemic
$245 B
global pet care sales in 2021

(source, source, source)

Unlike other current pet care apps, Paway has created a consolidated marketplace of pet care services within one easy-to-use app. Rather than using different sites or apps for walking, grooming, and dog sitting, Paway allows you to book everything at once.


2022 pet trends
56%
of pet parents say they have special tech just for their pet
Most popular pet tech
24%
health and nutrician apps
20%
pet servicing apps
Almost 6 in 10
say technology gives a greater sense of their pet's wellbeing (41%) or security (39%)
Almost 8 in 10
pet owners use pet tech for tracking or monitoring technology

OUR TRACTION

Popular with Next Gen Dog Owners & Young Pet Pros

In just a little over a year and a half in business, we've grown rapidly. Paway has over 23,000 pet owners and 3,000 pet care providers currently registered on the platform. Paway is attracting a younger audience, setting us up to own the future of pet care. We are teaching the next generation how to be entrepreneurs.



Popular with Gen Z & Millennials
User by age
18-24
25-34
35-44
45-54
55-64
65+
User by gender
Male 22.8%
Female 77.2%

Paway is now available in 120 countries with an expanding network of engaged users. There is a huge long tail of demand globally for pet care and as Paway is a free app we're positioned in the best way to penetrate and disrupt the market.



Available Worldwide & adopted in 120 countries

Walking the dog is a daily activity for most dog owners. It is recommended that dogs get up to 45 minutes a day of exercise. Paway provides free exercise tracking for pet parents and gps tracking for paid dog walkers. We have tracked over 40,000 dog walks on the app. This represents almost 4 Million minutes of tracked dog walks.


40,000+ walks logged on Paway app to date

As more and more people bring pets into their homes, they'll continue to look for the services we provide. In our short time in business, we've also won a number of awards including Purina's 2022 Pet Care Innovation Prize, Pet Care Innovation Summit's "Best in Show" for 2022, and Harvard Business School's VC Demo Day award in 2020.


AWARDS
& Acknowledgements
2020
Winner harvard Business School VC Demo Day
2021
Harvard Innovation Price nominee
Webflow's "6 businesses that will grow in 2022 & beyond"
2022
Pet Care Innovation Summit "Best in Show"
Parina Pet Care Innovation prize winer

WHY INVEST

Massive Growth in the Pet Care Industry
Pet ownership is projected to grow 14% and spending will double by 2030, which means our market will only continue to need the services we offer. This is your chance to get in.

Veteran Management Team
Paway was created by the founding team of Wag!, so we really know dogs. With over 40,000 tracked walks and the 2022 Purina Pet Care Innovation Prize behind us, we feel we're poised to change the pet care market.

Better Technology & Product
We believe Paway is one of the first companies to leverage technology to join the concepts of networks and marketplaces into a seamless mobile experience. Paway has already been recognized as a top dog walking app and has been nominated Best in Show at the Pet Care Innovation Summit.


4.5 star rating on the App Store
Users love the app!
Ratings & Reviews
Ratings & Reviews
4.5
out of 5
206 Ratings
Allison C.
"My dog Watson and I love using the Paway app. We like to know which dogs are friendly."

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Backed by “Pet Sitter of the Year” Dan Reitman


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Privacy - Terms

In the Press

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Meet Our Team



Jason Meltzer

CEO

The launch of 2014's dog-walking marketplace Wag! received immediate nationwide attention—and Jason Meltzer was at the forefront of its success. Meltzer first developed the lucrative SurfDogLA a dog walking a six figure dog walking business out of Santa Monica. His initial foray into the dog-walking business attracted the attention of two Silicon Valley transplants who moved to Los Angeles and wanted to launch a dog-walking startup. Thus, Wag! was born, and Meltzer took on the roles of co-founder and CEO. Wag is expected to list on the NASDAQ via SPAC later this year.

Meltzer graduated from Arizona State University Psychology and Business graduate spent his early teen years walking neighborhood dogs in Topanga Canyon. His experience and passion for animal caregiving made it a no-brainer to develop a career in this lane. Following the clear success of Wag!, Meltzer was on to explore his next opportunity in 2019, when he exited the company.

Jason has made it his mission to improve the lives of pets and their owners using technology. He launched Paway in 2020 to continue to pursue his mission.



Angel Lacret

Head of Engineering

Software Developer and Product Manager with over 16 years of experience developing web, mobile, cloud, and IoT software applications and systems, actively participating in the decision-making of great software challenges. Passionate about Low code technologies, Cloud-based services, Web3, and connected hardware.

Founder of Cobuild Lab one of the Top 10 Developer's Services Companies in South Florida, and the Miami Software Developers Meetup; Topcoder, Codewars, and Hacker Rank participant and Agile Mentor.

Former instructor of 4Geek's Academy coding Bootcamp in Miami, and Volunteer as Student Mentor in the areas of Scrum, Python, Django, SQL, Postgres, MongoDB, React, Javascript, Git, and HTML technologies.

Extensive experience covers: Logistics and Transportation, Hospitality, Healthcare, Retail, Lifestyle and Productivity Software

Skilled in Software Development, Architecture, and Product Development



Donovan Joyce

Creative Director

Cal Arts alumni, has over 20 years of experience working as a marketing designer, game artist and has worked as a UI/UX designer and Creative Director for Wag!



Priscilla Martinez

Public Relations Manager

After managing events, creative communications, celebrities and press relations for over a decade at the largest independently owned Public Relations firm in the United States, Martinez launched The Brand Agency in 2015. Her experience conceptualizing digital campaigns and brand strategies for corporate clients like Tiffany & Co., GUESS, Restoration Hardware, Nintendo and InStyle prepared her transition into CEO and founder.

Following the launch of her full-service agency, Martinez quickly started servicing clients like Samsung, Amazon Prime.

Her firms and campaigns have won prestigious awards, including Inc. Best Workplaces, Best Branding and Communications Firm, CES Innovation Award, and Best PR Firm on the West Coast.

Martinez has taken her knowledge of the ever-changing media landscape and parlayed it into a side editorial career. She frequently contributes her expert industry insight to publications like Entrepreneur, Forbes and AdWeek. She has also been featured in The Wrap, The Hollywood Reporter, and Los Angeles Business Journal. She is an entertainment contributor and commentator for NBC's Peacock streaming platform.



Steven Erickson

Finance

MBA & Finance Leader focused on tech startup hyper growth strategy and system optimization. Having been focused primarily toward pushing tech from early to late stage development.



Dan Reitman

Ambassador

Entrepreneurship runs in Dan Reitman's blood. He's the owner of Dan's Dog Walking and Pet Sitting, a full- service multi-million dollar pet care company located in Brooklyn, Queens, Long Island and Connecticut.The 2020 Pet Sitter of the Year also has a unique business portfolio. He launched a tech company called SmartLine, which is a waitlist management platform for restaurants and co-founded ZippyCap, a reusable straw with a built-in twist cap. He's also the founder of Hope for Hope, a non-profit organization that provides access to food, water, education, and shelter to children around the world.



Rachel Connel

QA



Fede Martin

Senior Software Engineer



Joe Selbo

Marketing



Rachel Allen

Graphic Design



Jason Hsu

Business Analyst

Offering Summary

Company :	Paway Inc.
Corporate Address :	4501 Cezanne Ave, Woodland Hills, CA 91364
Offering Minimum :	$10,001.52
Offering Maximum :	$999,998.88
Minimum Investment Amount (per investor) :	$100.92

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,748
Maximum Number of Shares Offered	574,712
Price per Share	$1.74
Pre-Money Valuation	$12,026,316.24

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Company Perks

Time-Based:

Friends and Family Early Birds

Invest within the week and receive a 20% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive a 15% bonus shares.

Amount-Based:

$500+

Paw Pals

Lifetime access to the Paway Puppy Club (early access to new features & perks including partner discounts and specialty badges) + The item that every investor covets the Paway Hat (redeemable $20 gift card).

$1,000+

Paw Pals Plus

Lifetime access to the Paway Puppy Club + $30 gift card to purchase Paway Swag

$2,500+

Paw Pals Premium

Lifetime access to the Paway Puppy Club + $50 gift card to purchase Paway Swag

$5,000+

Paw Pals Gold

Custom Paway Graphic of you and your dog, $50 gift card to purchase Paway Swag & lifetime access to the Paway Puppy Club

$10,000+

Paw Pals Platinum

Custom Paway Graphic of you and your dog, $100 gift card to purchase Paway Swag & lifetime access to the Paway Puppy Club + 5% bonus shares

$25,000+ -

Paw Pals Diamond

Private meeting with CEO, custom Paway Graphic of you and your dog, lifetime access to the Paway Puppy Club + $200 gift card to purchase Paway Swag + 5% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Paway will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 1.74 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $174. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

KTLA News:

"Waze for dog walking" the new app Paway is a useful guide for dog owners and joining us live with the details is Paway's Ambassador Dan right many is also a pet sitter of the year according to pet sitters International. Good morning.

Good morning. How are you doing?

We're doing great and big dog fans here at KTLA. So let's talk about you being a pet sitter. First of all, how do you get that title?

So years and years of hard work, so petsitter of the year it's given out by petsitters International, an amazing organization, they first started giving this award out back in 1985. Nominees are judged by a panel of industry experts on professionalism, continuing education, contribution to the industry and obviously above all else, client satisfaction, and the winners serve as the base of the industry, hence why you're looking at my beautiful mug today.

Congratulations.

Thank you very much.

Hi so tell us about Paway and why was this created?

Absolutely. So Paway was really created, it was created by dog walkers, for all of dog people. So Paway, it's Waze for dog walkingm it's a free app, currently available for iOS coming soon to Android. And it allows owners and caregivers alike to find friendly routes, get live safety updates, and socialize with other dogs. And you know, it was really created to really help make dog walking a safer and more enjoyable experience for both the caregivers and dog owners alike.

So just to divert from some of the questions, as a dog owner, I have a pretty normal route that I take, especially when we're doing quick business. Why new routes? Are these new routes? Or is this out-of-town routes? How does that work?

So, I'll give you two answers. So for me as a professional pet care service provider, I'm going into all different communities all you know, we service Queens, Brooklyn, and Long Island. So there are days if I have to pop out and cover for an employee or something like that I might be in a neighborhood that I'm unfamiliar with. And one of the biggest things for me is being able to know what's the safest way to walk this dog. So if I know a dog has maybe aggression issues, I'm going to avoid areas where there's a high concentration of dogs now.

So for us, as professionals, it gives us really safe ways of going around new neighborhoods. Now for dog owners, one of the things that we always try to push is making sure that your dog is getting enough mental stimulation. So if you're, you know, if you're a runner, and you run a track over and over and over again, eventually you start to get bored. Always a great way of finding cool new routes in your neighborhood that are going to be a little bit safer. So for those of you in California, obviously there's the issue with coyotes and things like that. Paway has these great safety alerts that will notify you so if there's a coyote nearby, you're alright, maybe I want to take that longer route. Maybe I wanted to get fluffy out for a quick pee, and then we'll go out later.

We got coyotes and you got those big sewer rats. What information do you need to provide on the app to get started?

So super, super easy to get set up. You can sign up with your Apple ID, your Google account, or Facebook. Once you're logged in, it's going to ask you for a little bit of information about your pup, put a little picture. And once that's done, you hit start and you can get going on the app right away.

And apparently, the app keeps track of the dog's weight, is there just to keep them healthy?

Yeah, so actually, 54% of dogs across the country are either overweight or obese, which is something we're constantly battling. And it's yet another reason we love Paway, because it actually helps to fight canine weight gain by keeping track of your pet's daily exercise. So my favorite feature is the walk goals feature. So as a pet owner, you know, you got to get your steps and you set your daily walk goal. So whether it's 30 minutes, an hour, you put that in and you'll get a prompt from the app on a daily basis, say hey, you know, make sure you get those steps in. Paway actually has a bunch of really cool challenges. Every month, there are challenges they're running. The goal is to get pet owners and their dogs out there in the day. Nothing's better for your immune system and getting out of this and fresh air and getting some steps in.

That's right. Totally true. All right. Well, thank you. Congratulations again on your title. We appreciate it. And now we'll check out the app.

Thank you very much. All right. For more information or to download the free Paway app go to paway.com

cute logo!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.